Exhibit 99

June 26, 2026

New York Stock Exchange

11 Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: HDFC Bank Limited Announces Conclusion of Previously Announced Legal Review

This is in furtherance to the intimation made by the Bank on March 24, 2026 in relation to the appointment of external law firms (domestic and international), to conduct review regarding Mr. Atanu Chakraborty’s resignation letter.

We now wish to inform you that following an extensive review process, the external law firms have issued a detailed report. Please refer ‘Annexure A’ for more details.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight

Annexure A

HDFC Bank Limited Announces Conclusion of Previously Announced Legal Review

This is further to the intimation dated March 24, 2026, wherein HDFC Bank Limited (the “Bank”) had announced initiation of a legal review. The review evaluated if any concern was evident as raised in the statement made by Mr. Atanu Chakraborty in his resignation letter, and if Mr. Chakraborty recorded any dissent, and whether it was addressed.

The Bank today announces the conclusion of the legal review by external law firms.

Wilson Sonsini Goodrich & Rosati, P.C. (“Wilson Sonsini”) and Wadia Ghandy & Co. (“Wadia Ghandy”) (together, “External Law Firms”) conducted the legal review. The terms of reference for the review defined the relevant time period as the two years preceding Mr. Chakraborty’s resignation and included, among other procedures to be performed, reviewing meeting minutes and agenda papers, conducting interviews, and reviewing additional documents and information.

External Law Firms reviewed the minutes and agenda materials of meetings of the Board and the relevant Committees during the reference time period. Further, the External Law Firms interacted individually with each of the Independent Directors including the Chairpersons of the relevant Committees, the Managing Director & Chief Executive Officer and other senior management personnel heading certain control and assurance functions of the Bank.

The External Law Firms have submitted their report to the Board post the conclusion of the legal review.

The statement provided by External Law Firms is given hereunder:

* * * *

External Law Firms conducted a thorough and objective review of Mr. Chakraborty’s Statement, pursuant to the terms of reference. The legal review was conducted over a three-month period and involved the review of thousands of documents and interviews of the Independent Directors and several members of senior management. The Bank and External Law Firms repeatedly requested that Mr. Chakraborty speak with External Law Firms as part of the legal review, but ultimately the interview with Mr. Chakraborty did not occur.

Having now completed an extensive legal review, External Law Firms found that Mr. Chakraborty’s Statement and its implications were not substantiated by the record and witness interviews. Specifically:

•	The minutes of the meetings Mr. Chakraborty attended were a product of a comprehensive drafting, review and approval process that afforded Mr. Chakraborty an opportunity to record any “happenings and practices” that purportedly were not in congruence with his personal values and ethics;

•	No contemporaneous support for Mr. Chakraborty’s Statement was found in the Board or Board Committee minutes or materials reviewed, or in contemporaneous communications about the review and approval of the minutes of meetings he attended;

•	Witness interviews did not support or substantiate the Statement; and

•	Although Mr. Chakraborty referred to the Dubai matter in post-resignation public statements, no contemporaneous evidence was identified reflecting that he raised any concerns about his personal values and ethics, or that he disagreed with any decisions made by the Board or relevant Board Committees, in connection with the Dubai matter (or any other matters that the Board and those Committees addressed).

In sum, the contemporaneous evidence reviewed was inconsistent with Mr. Chakraborty’s Statement, and External Law Firms’ review did not identify any basis for the Statement.